SilverCrest Metals Announces COVID-19 Protocols

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - March 30, 2020 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") announces protocols to minimize exposure to the novel coronavirus (the "Virus" or "COVID-19") in order to decrease risk to the Company's employees, contractors, families and communities near the Las Chispas Project ("Las Chispas") located in Sonora, Mexico. In collaboration with government agencies, the Company will temporarily suspend its ongoing exploration and underground development work at Las Chispas at least until April 30, 2020 to limit potential exposure of personnel and nearby communities to the Virus.

To date, and in compliance with the Mexico Presidential Decree issued March 24, 2020 and Sonoran Ministries of Economy, Labor and Health Decree issued March 29, 2020, the Company has taken the following measures in an attempt to safeguard against and prevent the potential spread and impact of the Virus:

  Temporarily closing all SilverCrest offices, with personnel working remotely from home;
  Restricting non-essential business travel;
  Restricting non-essential visitations to Las Chispas;
  Limiting concentration of workers in the workplace, in transportation and in the living quarters;
  Medical screening for COVID-19 symptoms for all persons prior to entry to Las Chispas;
  Educating employees and contractors on rigorous hand washing, personal hygiene and disinfecting;
  Requiring contractors to suspend the return of personnel from out of state;
  Preventively isolating personnel at higher risk to COVID-19  to work or train remotely from home;
  Providing broad and aggressive community engagement, near Las Chispas, on COVID-19 education initiatives, including the distribution of health leaflets related to government guidelines, posters, health and safety videos on social media and support of community broadcasted announcements on best health practices;
  Collaborating with government agencies, Sonora Mining Association and other mining companies to create a working group of health care providers in order to coordinate efforts;
  Contributing to ongoing community donations through a local foundation of government recommended medical supplies, including testing kits, disinfectant and sanitization products, washing stations, masks, and standard medicines;
  Assisting with the assembly, distribution and donation of protective masks for employees and the communities near Las Chispas; and
  Maintaining full salaries and benefits, as suggested by the Mexico government, for the Company's employees and selective personnel of associated contractors that will be assisting with local health programs and nearby community project work during suspension.

Chris Ritchie, President, remarked, "We are thankful to report that there are currently no known cases of COVID-19 for any of our employees, contractors, their families in the communities near the Las Chispas Project.  We are monitoring the situation and are proactively working with our people and community. We feel strongly that our local presence and activities alongside the government are critically important as we seek to prioritize health and safety where we live and work."

The COVID-19 pandemic has introduced uncertainty on the timing of a potential construction decision for the Las Chispas Project, which may impact other planned activities. As a result, the Company is not prepared to move forward on construction until there is a clear path to risk mitigation with additional construction financing, equipment manufacturing, goods and parts supply, delivery and safe passage of people under the present threat of COVID-19.

The Company intends to use this period of time to optimize and finish the feasibility study for a planned release target of Q3, 2020. This will allow the Company to incorporate additional drill results received after the original March 1, 2020 cutoff date for the feasibility resource data, optimize resource vein estimations with subsequent improvement of the mine schedule and design, and complete further geologic compilation to increase our understanding of the high-grade precious metal epithermal model for the district. SilverCrest will be monitoring the COVID-19 pandemic to determine the timing for ramping up the Company's 2020 planned site programs and completion of the ongoing feasibility study.

SilverCrest currently has a cash balance of approximately US$80 million (or equivalent of Cdn$114 million), no debt, minimal capital commitments, robust project economics and is well positioned in the face of an unpredictable market.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. The Las Chispas Project consists of 28 100%-owned mineral concessions, where all the known mineral resources are located. SilverCrest is the first company to successfully drill-test the historic Las Chispas property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and forward-looking information" (collectively, "forward-looking statements") within the meaning of Canadian and United States securities legislation. These include, without limitation, statements with respect to: impact of the COVID-19 pandemic on the strategic plans, timing and expectations for the Company's exploration and drilling programs related to the Las Chispas Project, including optimizing and updating the Company's resource model and preparing a feasibility study by Q3, 2020; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the accessibility of future mining at the Las Chispas Project. Such forward-looking statements are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: impact and timeline for resolution of the COVID-19 pandemic; the reliability of mineralization estimates, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: uncertainty as to the impact and duration of the COVID-19 pandemic, the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P. Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Jacy Zerb, Investor Relations Manager

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1